UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Finisar Corporation
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
31787A101
(CUSIP Number)
December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☐          Rule 13d-1(c)

☒          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31787A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Frank H. & Wynnette Levinson 1998 Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 37,357,879(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 37,357,879(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,357,879(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) (2) ☒

11.	Percent of Class Represented by Amount in Row (9) 19%

12.	Type of Reporting Person (See Instructions) IN

(1)  Frank H. Levinson and Wynnette Levinson, as trustees of the Frank H. & Wynnette Levinson 1998 Revocable Trust and owners of Seti Trading Co., may be deemed to beneficially own the shares of common stock of the issuer.

(2)  2,654,618 shares of the issuer held by the Frank H. & Wynnette Levinson 1999  Irrevocable Trust and 3,975,000 shares held by trusts for the children of Frank H. and Wynnette Levinson are disclaimed from beneficial ownership pursuant to Rule 13d-4.

Item 1(a)                                                Name of Issuer:

Finisar Corporation

Item 1(b)                                                Address of Issuer’s Principal Executive Offices:

1308 Moffet Park Drive, Sunnyvale, CA  94089

Item 2(a)                                                Name of Person Filing:

Frank H. & Wynnette Levinson 1998 Revocable Trust

Items 2(b)                                          Address of Principal Business Office, or, if none, Residence:

1308 Moffet Park Drive, Sunnyvale, CA  94089

Item 2(c)                                                Citizenship:

United States

Item 2(d)                                                Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)                                                CUSIP Number:

31787A101

Item 3.                                                           If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.                                                           Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                                                                (a)           Amount beneficially owned:  37,357,879(3)(4)

                                                                (b)           Percent of class:  19%

                                                                (c)           Number of shares as to which the person has:

                                                                                                                (i)            Sole power to vote or to direct the vote:  - 0 -

                                                                                                                (ii)           Shared power to vote or to direct the vote:  37,357,879 (3)(4)

                                                                                                                (iii)          Sole power to dispose or to direct the disposition of:  - 0 -

                                                                                                                (iv)          Shared power to dispose or to direct the disposition of:  37,357,879 (3)(4)

Item 5.                                                           Ownership of Five Percent or Less of a Class:

Not Applicable.

(3)  Frank H. Levinson and Wynnette Levinson, as trustees of the Frank H. & Wynnette Levinson 1998 Revocable Trust and owners of Seti Trading Co., may be deemed to beneficially own the shares of common stock of the issuer.

(4)  Includes 3,310,000 shares of the issuer held by Seti Trading Co., Inc., an investment company owned by Frank H. Levinson and Wynnette Levinson and 34,047,879 shares of the issuer held by the Frank H. and Wynnette Levinson 1998 Revocable Trust.

Item 6.                                                           Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.                                                           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.                                                           Identification and Classification of Members of the Group:

Not Applicable.

Item 9.                                                           Notice of Dissolution of Group:

Not Applicable.

Item 10.                                                    Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:       February 14, 2002

FRANK H. & WYNNETTE LEVINSON 1998 REVOCABLE TRUST
/s/ Wynnette Levinson
Wynnette Levinson, Trustee

/s/ Frank H. Levinson
Frank H. Levinson, Trustee

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION
A	Agreement to Jointly File Schedule 13G/A

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

                AGREEMENT dated as of February 14, 2002 by and between Frank H. Levinson and Wynnette Levinson, both in their individual capacities and in their capacities as trustees for the Frank H. & Wynnette Levinson 1998 Revocable Trust (the “Trust”).

                WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13 (d)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing:

                NOW, THEREFORE, the undersigned hereby agree as follows:

1.                                       The Schedule 13G/A with respect to Finisar Corporation, to which this is attached as Exhibit A, is filed on behalf of the Trust, Frank H. Levinson and Wynnette Levinson.

2.                                       Each of Frank H. Levinson and Wynnette Levinson is responsible for the completeness and accuracy of the information concerning such person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

/s/ Frank H. Levinson

Frank H. Levinson

/s/ Wynnette Levinson

Wynnette Levinson